Guaranteed Minimum Income Benefit Rider
                         (6% Accumulation Benefit Base)

The Guaranteed Income Benefit Base is established for the sole purpose of determining the minimum annuity income benefit. It is neither available as a withdrawal value or death benefit nor used in the calculation of the withdrawal value or death benefit.

This rider is made part of the annuity contract to which it is attached. This rider is subject to all of the provisions in the annuity contract that do not conflict with the provisions of this rider.

If you selected this Guaranteed Minimum Income Benefit Rider option at application, it will be indicated under Contract Data.

Guaranteed Minimum Income Benefit

If the rider has been in force for at least seven years, the rider guarantees a minimum amount of a fixed annuity lifetime income during the annuity payout period, the option of a variable annuity payout, with a guaranteed minimum initial payment or a combination of the two options.

Fixed annuity payouts under this rider will occur at the guaranteed annuity purchase rates based on the "1983 Individual Annuitant Mortality Table A" with 100% Projection Scale G and at 2.5% interest rate. The mortality rate for any given age is projected to the calendar year in which the annuitant would attain that age. First year payments from the variable annuity payout option will be determined using the same factors as the fixed annuity payout option. Subsequent payments after the first year are based on the initial payment and will increase or decrease based on the investment performance of the subaccounts selected.

The Guaranteed Income Benefit Base establishes a floor, which when higher than the contract value, can result in a higher annuity payout level. The Guaranteed Income Benefit Base, less any applicable premium tax, is the value that will be used to determine minimum annuity payouts, if the rider is exercised. Any withdrawals will reduce the Guaranteed Income Benefit Base as described below under "Purchase Payment Floor" and "Variable Account 6% Floor."

Guaranteed Income Benefit Base

If the rider is effective on the contract date, the Guaranteed Income Benefit Base is the greatest of the following:

     1.   the contract value; or

     2.   the "purchase payment floor," or

     3.   the "variable account 6% floor."

In calculating of the Guaranteed Income Benefit Base, we will exclude purchase payments and purchase payment credits paid in the last five years, and not previously withdrawn, under either of the following conditions:

     1)   such payments and credits total $50,000 or more, or

     2) they are 25% or more of total payments and credits paid into the contract.

See the Withdrawal Order section under the Withdrawal Provision of the contract to determine what portion of the applicable payments have been previously withdrawn.

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Any amounts payable or applied by us as described in the sections below will be based on the contract values as of the valuation date on or next following the retirement date.

If the rider is effective on a contract anniversary date, the Guaranteed Income Benefit Base is calculated using the contract value on that anniversary as the initial premium. All purchase payments, withdrawals and transfers made prior to that anniversary date are ignored.

The Purchase Payment Floor

The purchase payment floor is the total purchase payments and any purchase payment credits made to the contract minus adjustments for partial withdrawals.

Adjustments for partial withdrawals are calculated for each partial withdrawal using the following calculation:

         PW x PPF        where:
         --------
            CV

PW = the partial withdrawal including any applicable withdrawal charge.

PPF = total purchase payments and any purchase payment credits made to the contract minus past adjustments for partial withdrawals on the date of (but prior to) the partial withdrawal.

CV = contract value on the date of (but prior to) the partial withdrawal.

The Variable Account 6% Floor

The Variable Account 6% Floor is equal to the sum of the value in the fixed account plus the variable account floor.

On your first contract anniversary, the variable account floor is established by accumulating your initial purchase payment to the variable subaccounts at 6%. On any day that you allocate additional amounts to or withdraw or transfer amounts from the subaccounts, we adjust the floor by adding the additional amounts and subtracting the adjusted withdrawals or adjusted transfers. On each contract anniversary prior to the earlier of your or the annuitant's 81st birthday, we increase the variable account floor by accumulating the prior contract anniversary's floor at 6%.

On the contract anniversary following the earlier of your or the annuitant's 81st birthday, the Variable Account Floor is the floor on that anniversary increased by additional purchase payments and credits allocated to the subaccounts since that anniversary and reduced by adjusted withdrawals or adjusted transfers since that anniversary.

We calculate the adjusted withdrawals or adjusted transfers as the result of (a) times (b) where:

(a) is the ratio of the amount of withdrawal (including any withdrawal charges) or transfers from the subaccounts to the total in the subaccounts on the date of (but prior to) the withdrawal or transfers; and

(b) is the variable account floor on the date of (but prior to) the withdrawal or transfer.

Conditions On Election Of The Rider

The following conditions apply to the election of the rider:

     o    The annuitant must be age 75 or younger on the rider effective date.

     o    You must elect one of the death benefit  options shown in the Contract
          Data.


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Fund Selection To Continue The Rider

You may allocate your purchase payments to any of the subaccounts or fixed account offered in the contract. However, we limit the amount in specified subaccounts as indicated under Contract Data. When we do so, we will send you written notice and ask that you reallocate your contract value so that the limitation is satisfied within 60 days. If, after 60 days, the limitation is not satisfied by your contract, the rider will be terminated.

Exercising The Guaranteed Minimum Income Benefit

The following conditions apply to the exercising of the rider:

     o You may only exercise this rider within 30 days after any contract anniversary following the expiration of the seven year waiting period from the effective date of the rider, and

     o The annuitant on the retirement date must be between 50 to 86 years old, and

     o You can only take an annuity payout in one of the following annuity payout plans:

          o    Plan A -- Life Annuity-No Refund

          o    Plan B -- Life Annuity with Ten Years Certain

          o    Plan D -- Joint and Last Survivor Life Annuity-No Refund

Charges for the Rider

The charge for this rider is deducted once a year from your contract value on your contract anniversary. We pro-rate this charge among the variable subaccounts and fixed account in the same proportion your interest in each account bears to your total contract value. However, any amount deducted from the fixed account will be limited to: (1) the amount of interest credited in excess of 3%; plus (2) any amounts allocated or transferred to the fixed account in that year. This charge is shown under Contract Data and is multiplied against the adjusted contract value.

The adjusted contract value is calculated as the contract value plus the lesser of zero or (a) - (b), where:

          (a) is the transfers from the subaccounts to the fixed account made in the last six months; and

          (b)  is the total contract value in the fixed account.

If the contract is terminated for any reason or when annuity payouts begin, we will deduct the fee at that time, adjusted for the number of calendar days coverage was in place during the contract year.


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Terminating The Rider

The following conditions apply to the termination of the rider:

     o You may terminate the rider within 30 days following the first anniversary, after the effective date of the rider.

     o You may terminate the rider any time after the 7th anniversary of the effective date of the rider.

     o The rider will terminate 60 days after we notify you of the need to reallocate contract values to meet the fund selection limit, if your contract values do not then meet the fund selection limit indicated under Contract Data.

     o The rider will terminate on the date you make a full withdrawal from the contract, or annuity payouts begin, or on the date that a death benefit is payable, or upon exercise of the spousal continuation provision.

     o The rider will terminate on the contract anniversary after the annuitant's 86th birthday.

This Rider is effective as of the contract date of this contract unless a different date is shown here.

American Centurion Life Assurance Company

/s/ Eric L. Marhoun

Secretary

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